For period ending   June 30, 2008        Exhibit 77D

File number 811-06637

UBS U.S. Large Cap Equity Fund:  At the December 2007 Board meeting, the Board of Trustees approved changing the Funds investment policy to permit the Fund to hold up to 20% of its total assets in equities of non-US issuers (developed countries only).

UBS U.S. Equity Alpha Fund: At the December 2007 Board meeting, the Board of Trustees approved changing the Funds investment policy to permit the Fund to hold up to 20% of its total assets in equities of non-US issuers (developed countries only).

UBS Dynamic Alpha Fund:   At the March 2008 Board meeting, the Board of Trustees approved permitting UBS Dynamic Alpha Fund to invest in non-us high yield securities.